1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

May 6, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for Fiscal Year Ended January 2, 2021
Filed February 18, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

The following is in response to your letter dated April 26, 2021 and comment pertaining to the Form 10-K for the fiscal year ended January 2, 2021 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2021.

Form 10-K for the Fiscal Year Ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
J. Capital Stock, page 93

1.We note from page 94 that you remarketed your Series C Preferred Stock during 2020 resulting in proceeds of $750 million. We further note that your assumption is the convertible preferred stock will be settled in cash. In this regard, please tell us how you account for this convertible preferred stock including the forward stock purchase contracts and the references to GAAP that supports the basis for your conclusions.

Response:

In May 2017, the Company issued equity units for a total notional amount of $750 million, which consisted of three-year forward stock purchase contracts obligating holders to purchase a maximum number of 5.4 million shares of the Company’s common stock on May 15, 2020 (“2020 Purchase Contracts”), and the issuance of 0% Series C Cumulative Perpetual Convertible Preferred Stock, without par, with a liquidation preference of $1,000 per share (“Series C Preferred Stock”). The Series C Preferred Stock was pledged as collateral to support holders’ obligations under the 2020 Purchase Contracts and could be remarketed. Furthermore, the Series C Preferred Stock has no maturity or mandatory redemption date and remains outstanding unless converted by the holders or redeemed by the Company.

Classification of the 2020 Purchase Contracts and Series C Preferred Stock

The 2020 Purchase Contracts and Series C Preferred Stock were accounted for as freestanding instruments, as defined in ASC 480, since each instrument met the criteria of being (a) legally detachable, such that each component could be separated and transferred to different parties, and (b) separately exercisable. Both instruments were classified in permanent equity based on the Company’s evaluation of each contract’s terms and features in accordance with relevant guidance as follows.

The Company first assessed whether the 2020 Purchase Contracts and the Series C Preferred Stock met the requirements to be classified as liabilities at inception under the provisions of ASC 480-10-25. The Company concluded that the Series C Preferred Stock did not require liability accounting at inception under ASC 480-10-25 because it is not a share mandatorily redeemable at a specified date or upon an event that is certain to occur, and it does not embody an unconditional obligation of the Company to issue a variable number of shares of the Company’s common stock.

The Company also concluded that the 2020 Purchase Contracts did not require liability accounting at inception under ASC 480-10-25 because: (1) it did not embody an obligation (nor was it indexed to an obligation) to repurchase the Company’s shares by transferring assets; rather, it represented an obligation of the Company to issue common stock; (2) it was not puttable by the holder for cash and the underlying common stock was not redeemable; and (3) it did not embody an obligation of the Company to issue a variable number of shares in which the monetary value of the obligation at inception was based solely or predominantly on: (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the Company’s common shares, or (c) variations inversely related to changes in the fair value of the Company’s common shares. Specifically, with respect to the 2020 Purchase Contracts, the Company evaluated the settlement provision pursuant to ASC 480-10-25-14 and concluded that at inception, it was probable that the Company’s share price would be at or below the reference price, which would result in the issuance of a fixed number of shares upon settlement. Accordingly, the settlement obligation of the 2020 Purchase Contracts was not considered predominantly based on a fixed monetary amount known at inception.

The Company further considered the guidance outlined in ASC 815 to determine: (1) whether embedded features (conversion, call option) in the Series C Preferred Stock required bifurcation and (2) whether the 2020 Purchase Contracts met the definition of a derivative and if so, whether it should receive a scope exception from derivative accounting pursuant to ASC 815-10-15-74(a).

To determine whether the embedded features required bifurcation, the Company first evaluated the substantive terms and features of the Series C Preferred Stock and concluded that the nature of the host contract was equity-like based on the relative weighting of the factors outlined in ASC 815-15-25-17C and ASC 815-15-25-17D. Consequently, the Company concluded that the embedded conversion feature of the Series C Preferred Stock did not require bifurcation under ASC 815-15-25-1 as the embedded feature was clearly and closely related to the equity host. Furthermore, the embedded call option did not require bifurcation as the feature did not meet the definition of a derivative given that (a) the call option requires physical settlement, and (b) the underlying asset – the Series C Preferred Stock – is not readily convertible into cash (i.e., it is not publicly traded and is not actively traded in a secondary market) and therefore, would not be considered net settleable.

Lastly, the Company concluded that the Series C Preferred Stock did not require temporary equity classification per SEC Staff guidance in ASC 480-10-S99-3A as the preferred stock was not redeemable: (1) at a fixed or determinable date; (2) at the option of the holder; or (3) upon the occurrence of an event that is not solely within the control of the Company. The Company also analyzed the conversion option pursuant to the equity classification guidance in ASC 815-40-25 to ensure it had the ability to settle in shares (if it chooses to do so) upon the holders’ exercise of the conversion feature. Because the Company could satisfy its conversion obligation to deliver shares and controls the ability to settle in shares, the Series C Preferred Stock did not require temporary equity classification.

With respect to the 2020 Purchase Contracts, the Company determined that it met the definition of a derivative pursuant to ASC 815-10-15-83 as it had all of the characteristics of a derivative (i.e., underlying, notional amount, no or small initial net investment, net settlement). While the 2020 Purchase Contracts met the definition of a derivative, ASC 815-10-15-74(a) provides an exception from derivative accounting for derivatives that: (1) are indexed to the Company’s own common stock under ASC 815-40-15 and (2) qualify for classification within stockholders’ equity under ASC 815-40-25.

The Company evaluated the 2020 Purchase Contracts under the two-step approach in ASC 815-40-15 and concluded that none of the exercise contingencies or settlement provisions would preclude the 2020 Purchase Contracts from being considered indexed to the Company’s own stock. Furthermore, the Company evaluated the detailed conditions in paragraphs ASC 815-40-25-7 through 25-35 and ASC 815-40-55-2 through 55-6 and concluded that the 2020 Purchase Contracts should be classified and accounted for in permanent equity as the Company had the ability to settle in shares and had a sufficient amount of authorized and unissued common stock to issue upon settlement.

May 2020 Remarketing

In May 2020, the Company successfully remarketed its Series C Preferred Stock resulting in cash proceeds of $750 million, which were applied to satisfy in full the related holders’ obligations to purchase common shares under the 2020 Purchase Contracts. As a result, the Company issued 5,463,750 common shares in May 2020 upon settlement of the 2020 Purchase Contracts. The remarketing resulted in the modification of certain terms of the Series C Preferred Stock, as permitted by the original terms of the security and outlined in the prospectus, including the conversion rate, dividend rate and earliest redemption date. The remarketed Series C Preferred Stock continues to have no maturity or mandatory redemption date and will remain outstanding unless converted by holders or redeemed by the Company. Subsequent to remarketing, holders have the option to convert the Series C Preferred Stock into common stock beginning on May 15, 2020, and the Company has the election, upon conversion, to deliver cash, common stock, or a combination thereof. The Company does not have the right to redeem the Series C Preferred Stock prior to May 15, 2021.

The Company concluded that the remarketing should be accounted for prospectively on the basis that: (a) the remarketing represented a transaction between new and existing preferred stockholders, and not a legal exchange between existing holders of the Series C Preferred Stock and the Company; (b) the remarketing itself, and resulting change in terms, was pursuant to the original terms of the security and contemplated upon issuance of the equity units with the intention of generating proceeds from new investors to the existing holders equal to the liquidation preference amount to satisfy their obligations under the 2020 Purchase Contracts; and (c) based on the economics of the remarketing and modified terms, there was no change in the fair value of the preferred stock and the liquidation preference remained $1,000 per share, which was equivalent to the carrying amount of the Series C Preferred Stock and the proceeds paid by new investors.

Subsequent to the remarketing, the Company evaluated the Series C Preferred Stock (with modified terms) pursuant to the relevant guidance it considered at inception, as analyzed above, and concluded that the instrument continues to meet all the requirements for permanent equity classification.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer